

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

July 3, 2008

Via U.S. Mail and Fax (913) 360-5729
Mr. Robert Zonneveld
Chief Financial Officer
MGP Ingredients, Inc.
100 Commercial Street, Box 130
Atchison, Kansas 66002

>   **Re: MGP Ingredients, Inc.**
>   **Form 10-K for the Fiscal Year Ended July 1, 2007**
>   **Filed September 12, 2007**
>   **File No. 0-17196**
>
>   **Form 10-Q for the Period Ended December 30, 2007**
>   **Filed February 7, 2008**

Dear Mr. Zonneveld:

    We have reviewed your response letter dated May 19, 2008 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended July 1, 2007

Note 10. Operating Segments, page 66

1.   We note from your response to prior comment number 2 that you lost a major customer for the Ingredients segment in the fourth quarter of 2006, and you recorded a loss before income taxes of $11.7 million for the same segment for the year ended June 30, 2006. We further note your critical accounting policy states your management reviews long-lived assets if events or circumstances indicate that usage may be limited and carrying values may not be recoverable. Please clarify why you waited until the third quarter of fiscal 2007 to perform an impairment analysis for this segment when you lost your major customer in the fourth quarter of 2006 and were operating at a loss with the customer. In

addition, please clarify how waiting to perform an impairment analysis complied with your own accounting policy and paragraph 8 of SFAS No.144.

2. We note your response to our prior comment 2 and that the product groups in your Other segment were in the developmental stage. Given the lack of any historical trend information, tell us the basis on which you estimated revenue for fiscal years 2007, 2008 and 2009. Further, given these product lines were in the developmental stage and you had no significant customer history, please explain the specific factors that you relied upon when determining that you would be able to negotiate profitable agreements with prospective customers. Tell us the basis on which you concluded you had a better than even chance to negotiate a profitable agreement with an existing customer.

3. We note that with respect to assigned probability in your impairment analysis, you applied equal probability to each of the seven possible outcomes. Tell us how you concluded each outcome could be equally probable and how your analysis is consistent with Example 2 in Appendix A of SFAS No. 144. In addition, tell us how you determined the revenue projections for which were included in your probability analysis.

4. We note you did not alter your long-term projections for the relatively short-term results of fiscal 2008 until the third quarter. Tell us what specific changes in trends occurred in the third quarter of 2008 that did not previously exist.

5. We note that although no customers met expected target volumes, you were confident that demand and sales would increase. We also note you did not place a significant degree of weight on the negative short-term trends you were experiencing. Please provide more specific detail on the factors that provided this confidence and why you believed the negative trends were short-term in nature.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bob Carroll at (202) 551-3362 or me at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters.

Sincerely,
/s/ Chris White

Chris White
Branch Chief